December 28, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Amendment No. 6 to Registration Statement on Form F-1

Filed December 7, 2020

File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated December 15, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 7”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1, filed December 7, 2020

Exhibit Index

Exhibit 8.1

Exhibit 8.2, page II-6

1.	It appears that you have filed "short-form" tax opinions provided by both GFE Law Office and Hunter Taubman Fischer & Li LLC, related to Taxation in the People's Republic of China and Taxation in the United States, respectively. Please amend the disclosure in the "People’s Republic of China Taxation" and the "United States Federal Income Taxation" sections of your filing to clearly identify and articulate the opinion being rendered, and to clearly state that the disclosure is the opinion of the relevant named counsel. For guidance, see Section III.B.2. of Staff Legal Bulletin No. 19, available on our public website.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 107, 108 and 111 of the Amendment No.7.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC